Exhibit (12)

SNAP-ON INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended		Six Months Ended
	July 3, 2004	June 28, 2003	July 3, 2004	June 28, 2003
Net earnings	$22.2	$22.3	$34.9	$43.7
Add (deduct):
Income taxes	12.0	12.0	18.8	23.5
Minority interest in earnings of
consolidated subsidiaries	1.1	0.4	2.3	1.1

Net earnings as defined	35.3	34.7	56.0	68.3
Fixed Charges:
Interest on debt	5.7	6.0	11.3	12.4
Interest element of rentals	1.7	1.3	3.4	2.6

Total fixed charges	7.4	7.3	14.7	15.0

Total adjusted earnings available for payment
of fixed charges	$42.7	$42.0	$70.7	$83.3

Ratio of earnings to fixed charges	5.8	5.8	4.8	5.6

For purpose of computing this ratio, “Net Earnings” consists of (a) income from continuing operations before income taxes and adjusted for minority interest, and (b) “Fixed Charges,” consists of interest on debt and the estimated interest portion of rents.